0 of 100,000 shares sold*

Finlete is where sports fans come to invest

Finlete Funding, Inc. ("Finlete") signed Echedry Vargas, **a top prospect in the Texas Rangers organization**, to a brand contract including 10% of his future MLB earnings. Indicate your interest in owning a piece of his potential upside today.



Get to know Finlete & Echedry Vargas

$96	$8	$800K	$0
Minimum Investment	Share Price	Maximum Raise	Raised to–date*

I'm Interested



Finlete is where sports fans come to invest

Reg CF offer:

Minimum Investment	$96.00
Share Price	$8.00
Maximum Raise	$800,000.00
Raised to-date*	$0.00
Target Minimum	$50,000.00

*Once the raise begins this information will be updated

$96	**$8.00**	**12**
Investment	Share Price	Total Shares

Perk(s) unlocked

 **25 Shares**
Echedry Finlete Baseball Card

 **50 Shares**
Signed Echedry Finlete Baseball Card

 **100 Shares**
MVP Pack (Shirt, Hat, Signed Finlete Card)

 **500 Shares**
Echedry Vargas MiLB Game Experience + MVP Pack

 **1,500 Shares**
Echedry Vargas MLB Debut Experience + MVP Pack

I'm Interested



Echedry Vargas

SS, 2B, 3B | Texas Rangers | ETA 2027 | B/T: R/R | H/W: 5'11"/ 170 | Age: 18 | From: Azua, DOM | Award: ACL Top MLB Prospect

Award: ACL Post-Season All-Star | International Signing | BA Org Rank: 17

Minor League Baseball (MiLB) Stats

Season	Team	Level	Age	G	PA	HR	R	RBI	BB%	K%	ISO	BABIP	AVG	OBP	SLG	wOBA	wRC+
2022	TEX	DSL	17	54	223	4	40	27	5.8%	12.1%	.209	.335	.301	.368	.510	.411	131
2023	TEX	CPX	18	52	222	11	46	39	9.5%	21.3%	.254	.383	.315	.387	.569	.429	131
2023	TEX	A	18	1	2	0	1	0	0.0%	50.0%	.000	1.000	.500	.500	.500	.480	189

Gallery







Support Echedry along his MLB journey

Uncover how game-changing our brand contract with Echedry is.
Your investment in Finlete supports athletes in every stride.

DEDICATION
Focus on baseball year-round

PERFORMANCE
Better off-season training

HEALTH
Hire a nutritionist, eat better

HOUSING
Safe off-season housing



2024 Sample Expenses

OFF SEASON COACHING

Hitting Coach	$20,000	✓
Fielding Coach	$20,000	✓
Strength & Conditioning	$25,000	✓
Nutritionist	$10,000	✓

EQUIPMENT

Cleats	$1,000	✓
Gloves	$1,500	✓
Sunglasses	$1,000	✓

Finlete

Echedry

| Sunglasses | $1,000 | ✅ |

PERSONAL

Family Support	$85,000	✅
Car	$40,000	✅
Travel	$15,000	✅
Housing	$145,000	✅

Investors

Together we are ushering in a new era for athletes & fans

Athletes need access to capital and want to build a following. Fans want to be more than spectators.



INVESTMENT

Finlete is not betting, fantasy, or gaming. It's the real deal, actual skin in the game. If Finlete athletes succeed, the company and its investors like you succeed too.



POTENTIAL UPSIDE

Acquire a stake in the potential success of real athletes. As they advance in their careers, you share in the journey.



ACCESS

You, the fan, now have the chance to join these deals, once exclusive to hedge funds. Finlete launched to back athletes and fans.



COMMUNITY

Investing is about more than owning shares. Finlete is creating a community of avid sports fans eager to engage, not just spectate.



ENGAGEMENT

Perks and experiences like exclusive virtual meet & greets, contract signing parties, content, merchandise, and so much more.



COMPLIANCE

Finlete operates in a regulatory framework and is compliant with Reg CF requirements.

Ready to learn more?

For a limited time, schedule a conversation with our team to ask us any questions you may have. We're eager to walk you through how you can directly support athletes and benefit from their potential success.



Rob Connolly

Discover Finlete

🕐 30 Min

📹 Zoom

Select a Day

‹ February 2024 ›

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Team

Our team is comprised of a combination of entrepreneurial grit, sports industry experience, passion for fan engagement, and financial acumen. We have deep sector insights and a track record of scaling startups.



Rob Connolly

FOUNDER & CEO

Ex-Founder, AgentBuzz
(acq. by OakParkCreative)



Max Eisenberg

ADVISOR

Ex-Founder & CEO,
ActionStreamer



Michael Bryan

ADVISOR

Founder, 811 Capital
Ex-CFO, Big League Advantage



Ichan Stall

ADVISOR

Board Member, NTAN
Ex-Founder, Crunch Data
(acq. QLIK)



Mark Grant

ADVISOR

Color Commentator
San Diego Padres
Ex-MLB Player

Frequently Asked Questions

Why invest in startups?

By buying shares in an early-stage company you're passionate about, you are helping it grow. While there is no guarantee of success, startups have the potential to grow rapidly and generate substantial returns for early investors.

What types of securities can I buy on this site?

We are selling Echedry Vargas Preferred Stock, a class of Preferred Stock of Finlete Funding, Inc.

How much can I invest?

Investors other than accredited investors are limited in the amounts they are allowed to invest in all Regulation Crowdfunding offerings (on this site and elsewhere) over the course of a 12-month period: If either of an investor's annual income or net worth is less than $124,000, then the investor's investment limit $2,500, or 5% of the greater of the investor's annual income or net worth, whichever is greater. If both an investor's annual income and net worth are $124,000 or higher, then the investor's limit is 10% of the greater of their annual income or net worth, or $124,000 whichever is greater. Accredited investors are not limited in the amount they can invest.

How do I calculate my net worth?

Calculating net worth involves adding up all your assets and subtracting all your liabilities, subject to certain rules and allowances. Please see additional details from the SEC here.

What are the tax implications of an equity crowdfunding investment?

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

Who can invest in a Regulation CF Offering?

United States residents over 18 years of age can invest. While there is nothing explicitly prohibiting international investors from investing in Reg CF Offerings, international investors should check the laws and regulations of their country before participating.

What do I need to know about early-stage investing? Are these investments risky?

Ref CF Offerings are high risk opportunities and may not retain their value. Investing in startups and small businesses is inherently risky and standard company risk factors such as execution and strategy risk are often magnified at the early stages of a company. In the event that a company goes out of business, your ownership interest could lose all value. Furthermore, private investments in startup companies are illiquid instruments that typically take up to five and seven years (if ever) before an exit via acquisition, IPO, etc.

When will I get my investment back?

Companies conducting a Reg CF are privately held companies, and their shares are not traded on a public stock exchange. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically receive a return on your investment under the following two scenarios: The company gets acquired by another company. The company goes public (makes an initial public offering on the NASDAQ, NYSE, or another exchange). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on the exchange. It can take 5-7 years (or longer) to see a distribution or trading, as it takes years to build companies. In many cases, there will not be any return as a result of business failure. Dalmore Group, LLC does not make investment recommendations, and no communication, through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Investments in private placements and start-up investments in particular are speculative and involve a high degree of risk, and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments tend to be in earlier stages of development, and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors on Regulation CF offerings will receive securities that are subject to holding period requirements. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

Can I sell my shares?

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold freely. Exceptions to limitations on selling shares during the one-year lock up are transfers:

- To the company that issued the securities;
- To an accredited investor;
- In connection with your death or divorce or other similar circumstance;
- To a family member (defined as a child, stepchild, grandchild, parent, -stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships).

What information does this site collect from issuers related to their offering?

The organization of the company Dalmore Group, LLC requires information that shows the issuer company has taken steps necessary to organize as a corporation or LLC in its state of organization, is in good standing, and that the securities being issued will be duly authorized and validly issued.

The corporate structure and ownership Dalmore Group, LLC works with the issuer company to disclose its organizational structure, affiliated entities, and current capitalization. The people behind the company Dalmore Group, LLC help the issuer company disclose who is behind the operations and strategy of the company, along with their previous related experience, and Bad Actor Reports to provide evidence that the company is not disqualified from proceeding with its offering.

Information provided to investors Dalmore Group, LLC checks that the issuer company is providing clear disclosure of its financial situation, business origins, and operations, and legal authority to engage in its business activities.

Investor information and terms of the offering Dalmore Group, LLC reviews for consistency each instance where the issuer company describes the offering terms, and identifies to investors how the issuer company reached its current valuation and will track and keep in touch with its security holders.

Review of transaction documents Dalmore Group, LLC performs an independent review of transaction documents to check for red flags & conformance with stated terms.

Business due diligence Dalmore Group, LLC conducts research and due diligence on each company before it is able to accept investments on the platform. Dalmore Group, LLC will typically conduct over 30–40 hours of due diligence per opportunity, which requires the satisfactory completion of a detailed set of individual questions and data requests. Particular focus is paid to the following issues throughout the due diligence process: Problem or inefficiency being addressed Product / service overview, stage of development and anticipated milestones Demonstrated traction (e.g. revenue, pre-sales, purchase orders, signed contracts, media coverage, awards, etc.) Data to support claims made in marketing materials (e.g. user / customer metrics, signed contracts and agreements, product demonstrations, etc.) Growth strategy Employees and advisors (including ownership structure) Addressable market (e.g. size, growth, penetration, etc.) Competitive landscape and industry dynamics Exit opportunities Intellectual property Historical financials Financial projections(including error-checking, evaluation of key assumptions and reconciliation to stated growth plan) Reference checks (e.g. previous investors, advisors, etc.) Investment overview (including determination of key terms, uses of funds, and current and previous investors) The findings of the foregoing review are presented to Dalmore Group, LLC, which may approve, reject, or require additional information for the offering. Upon approval and following the onboarding process, an offering can begin accepting investments online. General considerations Notwithstanding the foregoing, these investments are illiquid, risky and speculative and you may lose your entire investment. The foregoing summarizes our standard process. However, each diligence review is tailored to the nature of the company, so the aforementioned process is not the same for every issuer. Completing the vetting process does NOT guarantee that the company has no outstanding issues or that problems will not arise in the future. While the foregoing process is designed to identify material issues, there is no guarantee that there will not be errors, omissions, or oversights in the due diligence process or in the work of third-party vendors utilized by Dalmore Group, LLC. Each investor must conduct their own independent review of documentation and perform their own independent due diligence and should ask for any further information required to make an investment decision.

What happens if a company does not reach its funding goal?

If we do not reach our minimum funding goal, your funds will be returned to you after the closing of our offering.

How can I learn more about a company's offering?

All available financial information can be found on the offering pages for the company's Regulation Crowdfunding offering.

Can I cancel my investment?

You may cancel your investment at any time, for any reason until 48 hours prior to a closing occurring. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email support@finlete.com.

How do I contact someone from Finlete?

If you have questions that have not been answered in the FAQ, please email our Investor Support Team at support@finlete.com.

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Finlete is where sports fans come to invest

Reg CF offer:

Minimum Investment	$96.00
Share Price	$8.00
Maximum Raise	$800,000.00
Raised to-date*	$0.00
Target Minimum	$50,000.00

*Once the raise begins this information will be updated

12	250	500	1,000	1,500+

$96	**$8.00**	**12**
Investment	Share Price	Total Shares

Perk(s) unlocked

 **25 Shares**
Echedry Finlete Baseball Card

 **50 Shares**
Signed Echedry Finlete Baseball Card

 **100 Shares**
MVP Pack (Shirt, Hat, Signed Finlete Card)

 **500 Shares**
Echedry Vargas MILB Game Experience + MVP Pack

 **1,500 Shares**
Echedry Vargas MLB Debut Experience + MVP Pack

I'm Interested



  



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